press release

ArcelorMittal holds 2014 Investor Day

10 March 2014 - ArcelorMittal is today holding its 2014 Investor Day, when the company will:

  Reiterate its 2014 guidance
  Update its medium term roadmap to a normalised Ebitda[1] per tonne of US$150
  Outline the recovery plan underway to improve Ebitda in its ACIS business segment
  State that it expects global apparent steel consumption to increase by 3.5 – 4.0% this year
  Discuss the expected returns on announced investments to develop its steel franchise businesses, including automotive
  Provide further information on its newest facility AM/NS Calvert, acquired in partnership with NSSMC
  Discuss the company’s progress in increasing iron ore production capacity to 84 million tonnes by the end of 2015, and the potential to stretch production beyond this level with minimal additional capital
  Announce that as of 1 January 2014 ArcelorMittal has taken steps to streamline its management, reorganising its steel businesses by geography. External reporting will follow this structure under the new segments: ACIS, Brazil (and neighbouring countries), Europe, Mining and NAFTA.

Presentations will be given by: Lakshmi Mittal, chairman and CEO; Aditya Mittal, chief financial officer and CEO of ArcelorMittal Europe; Davinder Chugh, CEO of ArcelorMittal Africa and CIS, responsible for Algeria, Kazakhstan, South Africa and Ukraine, together with Marc Vereecke COO ACIS; Lou Schorsch, GMB member with responsibility for Americas and Bill Scotting, chief executive of Mining.

Full copies of the presentations can be found on the company’s website, http://corporate.arcelormittal.com/

In his presentation, Mr Mittal, chairman and CEO, will discuss “adding value in steel”. The company will provide a strategic report of the progress made in 2013 despite the difficult market conditions. ArcelorMittal will also highlight the key value drivers in the business and key enablers including: a strong balance sheet; active portfolio management; a decentralised organisational structure and the best talent. The company will draw attention to franchise development and update the market on the growth in the steel market, reaffirming its expectation of 3.5-4% growth in the global steel market in 2014.

In his presentation, Aditya Mittal will focus on the value drivers for the company, confirming ArcelorMittal’s medium-term target of Ebitda per tonne of US$150 and updating the company’s roadmap, setting out the key elements (asset optimisation, impact of mining volume growth, benefits from steel investment, recovery of steel industry volumes back to normalised levels, normalisation of iron ore prices, impact from management gains programmes, ACIS turnaround, and higher industry utilisation rates and profitability) that will contribute to reaching this target. In addition, he will detail what the company’s new organisational structure means for ArcelorMittal in Europe.

The company will also announce its intention to adopt the following new reporting segments, with effect from first quarter 2014 results, announced 9 May 2014: ACIS, Brazil (and neighbouring countries), Europe, Mining and NAFTA. The change in segments is part of the company’s organisational and management restructuring, announced in December 2013.  The allocation of businesses to reporting segments will soon be finalised.

In his presentation, Bill Scotting CEO Mining will provide updates on the company’s development and investment projects:

In Liberia, based on product analysis and additional mine planning, the company will announce revisions to phase two of its project in Liberia, which the company believes will enable it to supply 15 million tonnes per year of high quality sinter feed at significantly lower cost than concentrate for the first eight to ten years. The total capital expenditure for the revised phase two is now estimated at approximately US$1.7 billion. In addition, the company believes there is potential to “stretch” phase two to provide an additional five million tonnes of DSO with limited additional capex, subject to internal approvals.

In Canada, the company will announce the possibility of further growth at ArcelorMittal Mines Canada. The company has identified an expansion potential of six million tonnes per year to 30 million tonnes per year (from a production capacity of 24 million tonnes achieved at the end of 2013), based on limited incremental investments in de-bottlenecking, including: Mont Wright optimisation; Fire Lake expansion and crusher de-bottlenecking; rail winter reclaim capability; long train capability and additional sidings; and additional conveyor capacity at the port. In addition, the company believes it may be possible to expand production beyond 30 million tonnes per year with additional, limited investments. It also confirmed the progress of phase one (the early revenue phase) in Baffinland Iron Mines, for which ArcelorMittal’s share of capital expenditure is estimated at approximately US$365 million.

In his presentation on ACIS, CEO of ArcelorMittal Africa and CIS Davinder Chugh will set out the company’s recovery plan for the segment, which is expected to benefit from currency devaluation in certain markets (Kazakhstan, South Africa and Ukraine) and from targeted management gains savings (energy savings, increased operational stability and improved efficiency) totaling more than US$600 million, leading to a targeted incremental contribution to Ebitda of approximately US$350 million. The plan for ACIS includes capital expenditures of more than US$550 million in 2014, including major re-line projects (with Temirtau, Kryvyi Rih and Newcastle to be re-lined in 2014/2015) contributing to operational stability.

Finally, in his presentation on developing ArcelorMittal’s key franchises in the Americas Lou Schorsch, GMB member with responsibility for Americas, will highlight the importance of the company’s Brazilian operations and focus attention on current investment opportunities to match the growth in the region including, among others, Monlevade, and Juiz de Fora. The company will provide a review of its strategic investments in the Americas, with almost US$200 million in current Americas investments, including the increase in the capacity of the ArcelorMittal Dofasco No.6 galvanizing line. In addition, an update on the automotive franchise business will be provided, focusing on its most substantial recent franchise investment, the acquisition of the former ThyssenKrupp facility in Calvert Alabama, now called AM/NS Calvert.

Commenting, Lakshmi Mittal, chairman and CEO, said:

“The leading indicators for our business have now been in positive territory since mid-2013. With around two thirds of our deliveries to the developed markets and an expected turnaround in EU and NAFTA demand in 2014, there is a foundation for growth this year as well as positive momentum into next year. Overall we made strategic progress at ArcelorMittal in 2013: we are focussed on the right drivers of performance and we have the right strategy. From top to bottom, as an organisation we are focussing our efforts on executing the implementation of this strategy.”

[1] Ebitda is defined as operating income plus depreciation, impairment expenses and exceptional items.

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Forward-looking statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended

December 31, 2013 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Market information

This document includes industry data and projections about our markets obtained from industry surveys, market research, publicly available information and industry publications. Statements on ArcelorMittal’s competitive position contained in this prospectus are based primarily on public sources including, but not limited to, publications of the World Steel Association. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. We have not independently verified this data or determined the reasonableness of such assumptions. In addition, in many cases we have made statements in this prospectus (and may make statements in any related prospectus supplement) regarding our industry and our position in the industry based on internal surveys, industry forecasts and market research, as well as our own experience. While these statements are believed to be reliable, they have not been independently verified.